Exhibit 99.1

Yirendai Announces up to US$20 million Share Repurchase Program

BEIJING, June 11, 2018 /PRNewswire/ — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, announced today that its board of directors has approved a share repurchase program whereby Yirendai is authorized to repurchase its ordinary shares in the form of American depositary shares  with an initial aggregate value of up to US$20 million.

“The implementation of a share repurchase program reinforces management’s confidence in our long-term growth prospects and our commitment to continually enhancing shareholder value,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai.  “We believe that our strong cash position enables us to simultaneously return value to shareholders through our regular semi-annual dividends and our new share repurchase program. At the same time, we will continue to invest in our business operations to drive long-term growth.”

The proposed share repurchase may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with Yirendai’s working capital requirements, general business conditions and other factors, as well as subject to applicable rules and regulations, including requirements of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases out of its existing cash balance or future cash provided by operating activities.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:
Yirendai
Hui (Matthew) Li
Director of Investor Relations
Email: ir@yirendai.com

SOURCE Yirendai Ltd.